02032945

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

LEADING BRANDS, INC.
(Registrant)

160 - 7400 River Road, Richmond, British Columbia V6X 1X6 Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.
(Registrant)

Date June 5, 2002

By [signature]
(Signature)

Marilyn Kerzner

Director of Corporate Affairs

LEADINGBRANDS™

FOR IMMEDIATE RELEASE

CONTACTS:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 214-9722 ext. 238
Email: rmcrae@LBIX.com

Derek Henrey
Chief Financial Officer
Leading Brands, Inc.
Tel: (604) 214-9722 Ext.313
Email: dhenrey@LBIX.com

Stan Altschuler/David Waldman
Investor Relations
Strategic Growth International, Inc.
Tel: (516) 829-7111
Email: info@sgi-ir.com

LEADING BRANDS, INC. BEGINS TRADING ON THE TORONTO STOCK EXCHANGE TODAY UNDER THE SYMBOL "LBI"

VANCOUVER, CANADA – May 8, 2002 – Leading Brands, Inc. (NASDAQ:LBIX; TSE:LBI), Canada's largest independent, fully integrated food and beverage brand management company, commences trading on The Toronto Stock Exchange ("TSE") today under the symbol "LBI". Leading Brands, Inc. is currently listed on Nasdaq under the symbol LBIX and will maintain that listing in addition to the TSE listing.

Leading Brands Chairman and CEO Ralph D. McRae said "As an international company with headquarters in Canada, we are proud to commence trading on the TSE. This listing broadens our exposure to Canadian investors, as we aggressively grow our business and enhance our operations throughout North America."

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is the largest independent, fully integrated premium beverage company in Canada. The Company's unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Johnny's Roadside® Iced Tea and Lemonade, Country Harvest® Juices, Caesar's® Bloody Caesar Cocktail, and Cool Canadian® Water. Leading Brands recently undertook a major expansion into the United States, with its US headquarters located in Stamford, CT. Its subsidiary, Quick, Inc. is building a home replenishment and delivery system for the new economy.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company's business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™

This news release is available at www.LBIX.com

# # #

LEADINGBRANDS™

FOR IMMEDIATE RELEASE

CONTACTS:

Howard E. Wishner/Matthew D. Kemp
Leading Brands of America
Tel: (203) 323-9435 xt. 3004/3003
Email: hwish@lbix.com/mkemp@lbix.com

Stan Altschuler/David Waldman
Investor Relations
Strategic Growth International, Inc.
Tel: (516) 829-7111
Email: info@sgi-ir.com

Leading Brands of America Appoints Four of the Beverage Industry's Leading Sales Executives To Launch U.S. Sales of TREK®, PEZ® and Other Innovative Brands

Stamford, CT - May 28, 2002 - Leading Brands, Inc. (NASDAQ: LBIX; TSE: LBI) – Leading Brands of America President Bob Miller today announced that the company has recruited and hired four of the leading sales executives in the beverage industry. *Terry Casey*, Senior Vice President of Sales, Central Division; *Arthur Greenwald*, Vice President of Sales, National Accounts; *Tim Larsen*, Vice President of Sales, Western Division; and *Marty Jay Zirofsky*, Vice President of Sales, Eastern Division have joined Leading Brands of America to lead the sales efforts surrounding the launch of the company's innovative new U.S. brands including the Optimized Performance Beverage™ TREK®, and the 100% juice drink PEZ®.

The announcement marks a reunion for the senior level executives who have previously worked together to dramatically increase sales for SoBe and a number of other highly successful start-up beverage brands. Bob Miller remarked, "Since we have a history of achievement together, I'm confident that each of us shares the entrepreneurial zeal, focus on innovation and limitless energy that reflects the direction of both the company and the brands we're launching in the U.S." Strengthening the bench of the Leading Brands of America sales force headed by Miller, Joe Garza, Southwestern Director of Sales and Chad Jeffries, Northwestern Director of Sales have also joined the company.

"This is another significant step in assembling the top notch team that will help propel the tremendous growth the company expects in the next few years," stated Leading Brands, Inc. Chairman and Chief Executive Officer Ralph McRae. "It builds on the appointments of senior level executives at Leading Brands of America and positions us to take full advantage of opportunities across the rapidly changing beverage industry."

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX; TSE: LBI) is the largest independent, fully integrated premium beverage company in Canada. The Company's unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Johnny's Roadside® Iced Tea and Lemonade, Country Harvest® Juices, Caesar's® Bloody Caesar Cocktail, and Cool Canadian® Water. Leading Brands recently undertook a major expansion into the United States, with its US headquarters located in Stamford, CT. Its subsidiary, Quick, Inc. is building a home replenishment and delivery system for the new economy.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company's business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™

This news release is available at www.LBIX.com

###

LEADINGBRANDS™

FOR IMMEDIATE RELEASE

CONTACTS:

Ralph D. McRae	Derek Henrey	Stan Altschuler/David Waldman
Chairman and CEO	Chief Financial Officer	Investor Relations
Leading Brands, Inc.	Leading Brands, Inc.	Strategic Growth International, Inc.
Tel: (604) 214-9722 ext. 238	Tel: (604) 214-9722 Ext.313	Tel: (516) 829-7111
Email: rmcrae@LBIX.com	Email: dhenrey@LBIX.com	Email: info@sgi-ir.com

LEADING BRANDS, INC. ANNOUNCES RECORD RESULTS FOR FISCAL 2001

Net Income Increased 15% Over the Prior Year

VANCOUVER, CANADA, June 3, 2002, LEADING BRANDS, INC. (NASDAQ: LBIX, TSX: LBI), Canada's largest independent, fully integrated brand management company, is pleased to announce record profits for its 2001 fiscal year ended February 28, 2002.

Net income for the period was $2,093,000Cdn ($1,339,000US) or $0.15Cdn ($0.10US) per share versus $1,818,000Cdn ($1,215,000US) or $0.13Cdn ($0.09US) per share for the year ending February 28, 2001. Revenue for fiscal 2001 was $64,371,000Cdn ($41,182,000US) versus $76,416,000Cdn ($51,087,000US) in the prior year.

Revenues for the fourth quarter were $13,003,000Cdn ($8,176,000US) versus $14,069,000Cdn ($9,124,000US) in the same quarter last year. The company recorded a net loss of $76,000Cdn for the fourth quarter. When combined with an $86,000Cdn profit in the third quarter, this marks the first time that the Company has been profitable through its two seasonally slow quarters; a tribute to its margin and cost controls.

The year and quarter revenue reduction is attributable to the Company's transition of its SoBe® beverage business from distribution to co-pack and the consequentially lower revenue per case. Although revenue dropped, profitability increased and all other aspects of the Company's business indeed grew.

EBITDA before other items for fiscal 2001 was $4,740,000Cdn ($3,033,000US) versus $900,000Cdn ($601,000US) during the prior year, a remarkable 426% increase.

Leading Brands Chairman & CEO Ralph D. McRae said: "We are thrilled with these results. Increased cash flow from our core operations and SoBe® sale allowed us to pay down more than $7,000,000 Cdn in debt this past year and provide the engine to drive our international expansion. Breakeven results in our traditionally slower third and fourth quarters were only a dream a few years ago and our hard work on reducing fixed costs and maintaining margins has paid off."

Mr. McRae continued, "We are now looking forward to the exciting launch of our new TREK® Optimized Performance Beverage™ in early Q2 and our PEZ® 100% Juice line following later this Summer. We have received a tremendous response from our distributors and are looking forward to another great year."

Mr. McRae concluded, "I want to thank all of our employees and stakeholders for their contributions in taking us from a regional Canadian bottler and distributor just three short years ago to an international, integrated brand company today. They should be very proud of their efforts."

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX, TSX:LBI) is the largest independent, fully integrated premium beverage company in Canada. The Company's unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREK®, Johnny's Roadside® Iced Tea and Lemonade, Country Harvest® Juices, Caesar's® Bloody Caesar Cocktail, and Cool Canadian® Water. Leading Brands recently undertook a major expansion into the United States, with its US headquarters located in Stamford, CT. Its subsidiary, Quick, Inc. is building a home replenishment and delivery system for the new economy.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company's business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™

This news release is available at www.LBIX.com

(tables follow)

# # #

LEADINGBRANDS™

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME and DEFICIT

(EXPRESSED IN CANADIAN DOLLARS)

	February 28 2002	February 28 2001
Sales	**$ 64,370,879**	$ 76,416,053
Expenses (Income)		
Cost of sales	**50,133,777**	59,904,696
Selling, general & administration expenses	**9,496,942**	15,611,280
Depreciation and amortization	**1,979,503**	2,667,439
Interest expense	**978,793**	1,205,509
Other	**(311,108)**	(4,791,103)
	62,277,907	74,597,821
Net income before taxes	**2,092,972**	1,818,232
Income Taxes	-	-
Net income after income taxes	**2,092,972**	1,818,232
Deficit, beginning of period	**(15,524,240)**	(16,910,840)
Dividends	**(6,900)**	(431,632)
Deficit, end of period	**(13,438,168)**	(15,524,240)
EARNINGS PER SHARE		
Basic	**$ 0.15**	0.13
Fully diluted	**$ 0.15**	0.11
Weighted average number of shares outstanding	**13,593,310**	10,390,165

LEADINGBRANDS™

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME and DEFICIT

(EXPRESSED IN UNITED STATES DOLLARS)

	February 28 2002	February 28 2001
Sales	**$ 41,181,549**	$ 51,087,079
Expenses (Income)		
Cost of sales	**32,073,301**	40,048,600
Selling, general & administration expenses	**6,075,710**	10,436,743
Depreciation and amortization	**1,266,397**	1,783,286
Interest expense	**626,186**	805,929
Other	**(199,033)**	(3,203,037)
	39,842,561	49,871,521
Net income before taxes	**1,338,988**	1,215,558
Income Taxes	**-**	-
Net income after income taxes	**1,338,988**	1,215,558
Deficit, beginning of period	**(10,738,871)**	(11,665,866)
Dividends	**(4,414)**	(288,563)
Deficit, end of period	**(9,404,297)**	(10,738,871)
EARNINGS PER SHARE		
Basic	**$ 0.10**	$ 0.09
Fully diluted	**$ 0.10**	$ 0.07
Weighted average number of shares outstanding	**13,593,310**	10,390,165

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**13,553,386**
ADD:	Stock Options Exercised	0	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan	0	
	Exercise Warrants	0	
	Private Placement	0	
	Conversion	0	
	Other Issuance (provide description)	0	
SUBTRACT:	Issuer Bid Purchase	0	
	Redemption	0	
	Other Cancellation (provide description)	0	
	Closing Issued and Outstanding Share Balance*		**13,553,386**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**Nil**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**Nil**

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: Stock Option Agreements

Stock Options Outstanding — Opening Balance	**3,833,500**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	Nil

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	Nil

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	Nil

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
May 17/02	Anne-Marie Mangano	April 3/02	April 3/07	US $1.70	3,500
				SUBTOTAL	3,500

Stock Option Outstanding — Closing Balance	**3,830,000**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**Nil**

All information reported in this Form is for the month of May, 2002.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Marilyn Kerzner
PHONE / EMAIL	604-214-9722 (Ext.270) mkerz@LBIX.com
DATE	June 5, 2002